UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2014 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE (i) PRESS RELEASE ATTACHED HERETO AS EXHIBIT 99.1 AND (ii) THE INFORMATION BELOW RELATING TO THE LAWSUIT SET FORTH IN THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 AND 333-133968), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Contents

On January 2, 2014, Perion Network Ltd. ("Perion") consummated the acquisition of ClientConnect Ltd.  The following document is attached as Exhibit 99.1 hereto and incorporated by reference herein:

(1)	Press Release: Perion Completes Acquisition of Conduit’s ClientConnect Creating a Leading Provider of Digital Solutions for Publishers, dated January 2, 2014.

ClientConnect received the assets and liabilities of the "ClientConnect" business of Conduit Ltd. on December 31, 2013.   Among the liabilities of ClientConnect is a lawsuit recently filed by MyMail, Ltd., a non-practicing entity, in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments.  Perion believes that ClientConnect has strong defenses against this lawsuit and intends to defend against it vigorously.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Yacov Kaufman Name: Yacov Kaufman Title: Chief Financial Officer

Date: January 2, 2014

Exhibit Index

Exhibit	Description
Number	of Exhibit

99.1	Press Release: Perion Completes Acquisition of Conduit’s ClientConnect Creating a Leading Provider of Digital Solutions for Publishers, dated January 2, 2014.